Invesco Exchange-Traded Self-Indexed Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

March 18, 2022

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), on behalf of its series, the Invesco BulletShares 2025 USD Emerging Markets Debt ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 42 to the Trust’s Registration Statement under the 1933 Act (the “1933 Act”), which was filed on Form N-1A (File Nos. 333-221046 and 811-23304) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-19-154079) on May 22, 2019, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 42.

Post-Effective Amendment Nos.	Filing Date
48	August 1, 2019
51	August 29, 2019
57	September 26, 2019
59	October 24, 2019
62	November 22, 2019
65	December 20, 2019
68	January 17, 2020
70	February 14, 2020
72	March 13, 2020
74	April 9, 2020
76	May 8, 2020
78	May 22, 2020
81	June 19, 2020
83	July 17, 2020
85	August 14, 2020
90	September 10, 2020
92	October 9, 2020
93	November 6, 2020
95	December 4, 2020
97	December 23, 2020
98	January 21, 2021
101	February 19, 2021
102	March 19, 2021
103	April 16, 2021
104	May 14, 2021
105	June 11, 2021
108	July 9, 2021
109	August 6, 2021
110	September 3, 2021
114	October 1, 2021
116	October 29, 2021
118	November 24, 2021
121	December 22, 2021

123	January 20, 2022
125	February 18, 2022

The Trust is making this application for withdrawal of Post-Effective Amendment No. 42 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post-Effective Amendment No. 42 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 684-6075.

Sincerely,

/s/ Michael Murphy
Michael Murphy
Assistant Secretary,
Invesco Exchange-Traded Self-Indexed Fund Trust